Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated June 2, 2025 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INOZYME PHARMA, INC.

at

$4.00 Net Per Share

by

INCLINE MERGER SUB, INC.

a wholly-owned subsidiary of

BIOMARIN PHARMACEUTICAL INC.

Incline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Inozyme Pharma, Inc., a Delaware corporation (“Inozyme”), at a purchase price of $4.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 16, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Inozyme, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,

EASTERN TIME, ON JUNE 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER

TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable following (but in any event on the same day as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Inozyme (the “Merger”), with Inozyme continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Merger Effective Time.” As of the Merger

Effective Time, each outstanding Share (other than (a) Shares held by Inozyme (including Shares held in Inozyme’s treasury), (b) Shares held by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, (c) Shares validly tendered and irrevocably accepted for purchase in the Offer and (d) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will receive the price per Share paid in the Offer without interest and subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking a vote of Inozyme’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of Inozyme stockholders, in accordance with Section 251(h) of the DGCL.

The board of directors of Inozyme (the “Inozyme Board”), at a meeting duly called and held, unanimously (a) determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable, fair to, and in the best interest of, Inozyme and its stockholders, (b) approved the execution, delivery and performance by Inozyme of the Merger Agreement and the consummation of the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement, (c) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer.

On the date of the Offer to Purchase, Inozyme will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to stockholders of Inozyme with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Inozyme Board’s reasons for approving the Merger Agreement and the transactions contemplated thereby. Therefore, stockholders of Inozyme are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) pay for, and may delay the acceptance for payment or the purchase of any Shares validly tendered (and not validly withdrawn as of immediately prior to the expiration of the Offer), and, to the extent permitted by the Merger Agreement, may terminate the Offer or amend the Offer as otherwise permitted by the Merger Agreement and not accept for payment any tendered Shares: (a) if the Merger Agreement has been terminated in accordance with its terms; and (b) at any scheduled Expiration Date (as defined below) (subject to any extensions of the Offer pursuant to the terms of Merger Agreement), if (i) any of the Minimum Condition, the Termination Condition, the Order Condition, or the Regulatory Condition (each as defined below) have not been satisfied by the Expiration Date or (ii) any of the following conditions have not been satisfied or waived in writing by Parent as of the Expiration Date:

•

the number of Shares (a) validly tendered (and not validly withdrawn) prior to the Expiration Date and (b) otherwise beneficially owned by Parent or Purchaser (or any wholly-owned subsidiary of Parent or Purchaser), if any, collectively represent at least one Share more than 50% of the then-issued and outstanding Shares as of the expiration of the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (the “Minimum Condition”);

•

the representations and warranties of Inozyme as set forth in the Merger Agreement are true and correct, subject to applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representations Condition”);

•

Inozyme having complied with, or performed, in all material respects all of Inozyme’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•

since the date of the Merger Agreement, there will not have occurred any Material Adverse Effect (as defined in the Merger Agreement and described in more detail in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase) that is continuing as of the Offer Acceptance Time (the “MAE Condition”);

•

the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any timing agreement with any governmental body has expired or been terminated (the “Regulatory Condition”);

•

Parent and Purchaser having received a certificate executed on behalf of Inozyme by Inozyme’s Chief Executive Officer or its Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition have been duly satisfied;

•

there not having been issued by any court of competent jurisdiction or remaining in effect any temporary, preliminary or permanent order preventing the acquisition of or payment for Shares pursuant to the Offer, nor any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body of competent jurisdiction that remains in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Order Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

These conditions to the Offer (the “Offer Conditions”) are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.

Purchaser also has the right, to the extent permitted by applicable law, to (a) increase the Offer Price, (b) waive any Offer Condition other than the Minimum Condition, the Termination Condition, the Order Condition or the Regulatory Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Inozyme’s prior written consent, Purchaser is not permitted to (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose any conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend, modify or supplement any of the terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (f) amend, modify, change or waive the Minimum Condition the Termination Condition, the Order Condition or the Regulatory Condition, (g) terminate or withdraw the Offer (unless the Merger Agreement is validly terminated in accordance with its terms) or accelerate, extend or otherwise change the Expiration Date, except in accordance with the terms of the Merger Agreement provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (h) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Upon the terms and subject to Offer Conditions, Purchaser will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn pursuant to the Offer. The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on June 30, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”). A “subsequent offering period” for the Offer is not contemplated.

Pursuant to the terms of the Merger Agreement, if, at the then-scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived then, Purchaser will, and Parent will require Purchaser to, extend the Offer on one or more occasions (in consecutive increments), for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. Purchaser will, and Parent will require Purchaser to, extend the Offer from time to time for the minimum period required by applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Stock Market LLC or its staff, applicable to the Offer.

In no event will Purchaser or Parent (a) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (i) the valid termination of the Merger Agreement and (ii) the first business day immediately following midnight Eastern Time on November 16, 2025, which date may be extended by Parent or Inozyme for an additional three months if the Regulatory Condition has not been satisfied at such time, or (b) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Inozyme. Purchaser will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Computershare Trust Company, N.A., the paying agent for the Offer (the “Paying Agent”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Paying Agent or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Paying Agent or cannot complete the procedure for delivery by book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Date, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Paying Agent. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided herein, any time after August 1, 2025, which is 60 days from the date of the commencement of the Offer.

If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Paying Agent may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Paying Agent, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Inozyme has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Inozyme’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Paying Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Call Toll-Free (877) 687-1871 from the United States and Canada or +1 (412) 232-3651 from other countries.

June 2, 2025